

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Thanh H. Lam
Chief Executive Officer
Nova LifeStyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

> **Re: Nova LifeStyle, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 24, 2021**
> **File No. 333-261343**

Dear Ms. Lam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please provide your analysis as to whether you are a China-based issuer, *i.e.,* a company based in or with a majority of your operations in China, Hong Kong, or Macao. Refer to CF Disclosure Guidance: Topic No. 10. Tell us where your principal business operations and management are located. Evaluate both current and expected operations, in light of your shift in operations from Macao to Hong Kong. Provide comparative information in support of your analysis, including quantification of relevant financial measures, such as revenues and assets.

<u>Risk Factors</u>
<u>Our shares may be delisted under the HFCA Act . . . , page 6</u>

2.   Please expand your risk factor disclosure to discuss that the Securities and Exchange Commission has adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. Describe the consequences of becoming a Commission-identified issuer and disclose the material risks to the company and investors. For example, disclose the risk that trading in your securities could be prohibited under the HFCA Act and as a result an exchange may determine to delist your shares, each of which could cause the value of your securities to significantly decline or be worthless.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Ralph V. DeMartino